CERTIFICATE of QUALIFIED PERSON

I, John Ajie, P.E., do hereby certify that:

1. I am currently employed as Vice President of Engineering by:
   URS Energy and Construction
   7800 East Union Avenue, Suite 100
   Denver, CO 80237
   USA

2. I graduated with a Masters and Bachelor of Science degrees in Mining Engineering from the University of California at Berkeley, CA and New Mexico Tech University at Socorro, NM in 1981 and 1979 respectively.

3. I am a:
   - Registered Professional Engineer in the State of Texas, 55901
   - Registered Professional Engineer in the State of New Mexico, 14276
   - Registered Professional Engineer in the State of MT, 8420E

4. I have worked as a mining engineer for 31 years since my graduation from college.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I have had prior involvement with the property that is the subject of the Technical Report. I have visited the subject property on May 18, 2006.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes,

including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28 day of August 2012.

Signature of Qualified Person

(sealed)


JOHN I. AJIE
NEW MEXICO
14276
REGISTERED PROFESSIONAL ENGINEER

John I. Ajie
Print Name of Qualified Person